Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas 77063
May 23, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ensource Energy Income Fund LP
Amendment No. 6 to Registration Statement on Form S-4
Registration No. 333-126068
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ensource Energy Income Fund LP (the “Registrant”) hereby requests the withdrawal of our Amendment No. 6 filed on May 15, 2006 to Registration Statement on Form S-4 (the “Registration Statement”) through the EDGAR system under file No. 333-126068, due to the fact that it was inadvertently filed under an incorrect submission type as an amendment to the Registration Statement when it should have been filed with the submission type for a Post-effective Amendment. The Registrant is concurrently filing the Post-effective Amendment under the correct submission type.
ENSOURCE ENERGY INCOME FUND LP

By: Ensource Energy LLC, its general partner

By: /s/ Scott W. Smith

Scott W. Smith, President